UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Volt Information Sciences, Inc.
(Name of Subject Company (Issuer))
Vega MergerCo, Inc.
(Name of Filing Persons (Offeror))
a wholly owned subsidiary of
Vega Consulting, Inc.
(Name of Filing Persons (Parent))
Rajiv Sardana
(Name of Filing Persons (Affiliate of Parent and Offeror))
Common Stock, par value $0.10 per share
(Title of Class of Securities)

928703107
(CUSIP Number of Class of Securities)
Vega MergerCo, Inc.
c/o Vega Consulting, Inc.
2400 Meadowbrook Parkway
Duluth, Georgia 30096
Attention: Sanjeev Sardana
Telephone: (770)-493-5588
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

With a copy to:
Michael A. Cochran
Kilpatrick Townsend & Stockton LLP
1100 Peachtree Street NE
Suite 2800
Atlanta, Georgia 30309-4528
(404) 815-6500

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by Vega MergerCo, Inc., a New York corporation (the “Offeror”), Vega Consulting, Inc., a Delaware corporation and the sole stockholder of the Offeror (“Parent”) and Rajiv Sardana, an affiliate of Parent and Offeror. This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Volt Information Sciences, Inc., a New York corporation (“Volt”), at a purchase price of $6.00 per Share (the “Offer Price”) in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 25, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Certain information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of March 12, 2022, by and among Parent, the Offeror and Volt, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.
ITEM 1.   SUMMARY TERM SHEET.
The information set forth in the section entitled “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
ITEM 2.   SUBJECT COMPANY INFORMATION.
(a)
The name of the subject company and the issuer of the securities to which this Schedule TO relates is Volt Information Sciences Inc., a New York corporation. Volt’s principal executive offices are located at 2401 N. Glassell Street, Orange, California. Volt’s telephone number is (714) 921-8800.

(b)
This Schedule TO relates to the outstanding Shares. Volt has advised the Offeror and Parent that, as of March 22, 2022 (the most recent practicable date), 22,099,246 Shares were issued and outstanding.

(c)
The information set forth in Section 6 (entitled “Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.
(a)-(c) This Schedule TO is filed by the Offeror, Parent and Rajiv Sardana. The information set forth in Section 9 (entitled “Certain Information Concerning the Offeror, Parent and Rajiv Sardana”) of the Offer to Purchase and Schedule A to the Offer to Purchase is incorporated herein by reference.
ITEM 4.   TERMS OF THE TRANSACTION.
(a)(1)(i)-(viii), (xii), (a)(2)(i)-(iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”

•
the “Summary Term Sheet”

•
“The Tender Offer — Section 1 — Terms of the Offer”

•
“The Tender Offer — Section 2 — Acceptance for Payment and Payment for Shares”

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“The Tender Offer — Section 3 — Procedures for Tendering Shares”

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“The Tender Offer — Section 4 — Withdrawal Rights”

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“The Tender Offer — Section 5 — Certain U.S. Federal Income Tax Consequences”

•
“The Tender Offer — Section 11 — Purpose of the Offer and Plans for Volt; Transaction Documents”

•
“The Tender Offer — Section 12 — Sources and Amount of Funds”

•
“The Tender Offer — Section 13 — Conditions of the Offer”

•
“The Tender Offer — Section 15 — Certain Legal Matters; Regulatory Approvals”

•
“The Tender Offer — Section 16 — Appraisal Rights”

•
“The Tender Offer — Section 18 — Miscellaneous”

(a)(1)(ix)-(xi), (a)(2)(v)-(vi) Not applicable.
ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”

•
the “Summary Term Sheet”

•
“The Tender Offer — Section 9 — Certain Information Concerning the Offeror, Parent and Rajiv Sardana”

•
“The Tender Offer — Section 10 — Background of the Offer; Contacts with Volt”

•
“The Tender Offer — Section 11 — Purpose of the Offer and Plans for Volt; Transaction Documents”

•
Schedule A

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a), (c)(1)-(7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”

•
the “Summary Term Sheet”

•
“The Tender Offer — Section 7 — Certain Effects of the Offer”

•
“The Tender Offer — Section 10 — Background of the Offer; Contacts with Volt”

•
“The Tender Offer — Section 11 — Purpose of the Offer and Plans for Volt; Transaction Documents”

•
Schedule A

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a) and (d)The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Summary Term Sheet”

•
“The Tender Offer — Section 11 — Purpose of the Offer and Plans for Volt; Transaction Documents”

•
“The Tender Offer — Section 12 — Source and Amount of Funds”

(b) Not applicable.

ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
“The Tender Offer — Section 9 — Certain Information Concerning the Offeror, Parent and Rajiv Sardana”

•
Schedule A

(b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
“The Tender Offer — Section 9 — Certain Information Concerning the Offeror, Parent Rajiv Sardana”

•
Schedule A

ITEM 9.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Summary Term Sheet”

•
“The Tender Offer — Section 3 — Procedures for Tendering Shares”

•
“The Tender Offer — Section 10 — Background of the Offer; Contacts with Volt”

•
“The Tender Offer — Section 17 — Fees and Expenses”

ITEM 10.   FINANCIAL STATEMENTS.
Not applicable.
ITEM 11.   ADDITIONAL INFORMATION.
(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
“The Tender Offer — Section 9 — Certain Information Concerning the Offeror, Parent Rajiv Sardana”

•
“The Tender Offer — Section 10 — Background of the Offer; Contacts with Volt”

•
“The Tender Offer — Section 11 — Purpose of the Offer and Plans for Volt; Transaction Documents”

(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
“The Tender Offer — Section 11 — Purpose of the Offer and Plans for Volt; Transaction Documents”

•
“The Tender Offer — Section 13 — Conditions of the Offer”

•
“The Tender Offer — Section 15 — Certain Legal Matters; Regulatory Approvals”

(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
“The Tender Offer — Section 13 — Conditions of the Offer”

•
“The Tender Offer — Section 15 — Certain Legal Matters; Regulatory Approvals”

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
“The Tender Offer — Section 7 — Certain Effects of the Offer”

(a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
“The Tender Offer — Section 15 — Certain Legal Matters; Regulatory Approvals”

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference
ITEM 12. EXHIBITS.
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 25, 2022.*
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of TaxpayerIdentification Number on Substitute Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and OtherNominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companiesand Other Nominees.*
(a)(1)(F)	Text of Summary Advertisement, as published in The Wall Street Journal, on March 25, 2022.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Joint Press Release, dated March 14, 2022 (incorporated by reference to Exhibit 99.1 to Volt’sCurrent Report on Form 8-K, filed on March 14, 2022).
(b)	Commitment Letter, dated March 12, 2022, by and among American CyberSystems, Inc., Bankof America, N.A., Fifth Third Bank, National Association, BMO Harris Bank, N.A. and BofASecurities, Inc.*
(d)(1)	Agreement and Plan of Merger, dated as of March 12, 2022, by and among Parent, the Offerorand Volt (incorporated by reference to Exhibit 2.1 to Volt’s Current Report on Form 8-K, filedon March 14, 2022).
(d)(2)	Tender and Support Agreements, dated as of March 12, 2022, by and among Parent, theOfferor and certain stockholders (the form of Tender Support Agreement incorporated byreference to Exhibit 99.2 to Volt’s Current Report on Form 8-K, filed on March 14, 2022).
(d)(3)	Confidentiality Agreement, dated as of December 30, 2021, by and between Volt and AmericanCyberSystems, Inc.*
(d)(4)	Confidentiality Agreement, dated as of March 11, 2022, by and between Volt and AmericanCyberSystems, Inc.*
(d)(5)	Exclusivity Agreement, dated as of February 10, 2022, by and between Volt and AmericanCyberSystems, Inc.*
(d)(6)	Guaranty, dated as of March 12, 2022, by and between American CyberSystems, Inc. andVolt.*
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*

*
Filed herewith

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
VEGA CONSULTING, INC.:
By:
/s/ RAJIV SARDANA

Name: Rajiv Sardana
Title: President and Chief Executive Officer
VEGA MERGERCO, INC.:
By:
/s/ RAJIV SARDANA

Name: Rajiv Sardana
Title: President and Chief Executive Officer
RAJIV SARDANA:
/s/ RAJIV SARDANA

Dated: March 25, 2022